

September 10, 2010

Via U.S. Mail and Facsimile 212.594.6600

Mr. Patrick Carroll
Chief Financial Officer
Lexington Realty Trust
One Penn Plaza
Suite 4015
New York, NY 10119-4015

> **Re: Lexington Realty Trust**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 7, 2010**
> **File No. 1-12386**

Dear Mr. Carroll:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 1A. Risk Factors, page 10

1.   We note that two of your properties have been foreclosed on and that another property was lost due to the bankruptcy of your subsidiary. Please add a risk factor to highlight these actions and the associated risks to your business operations.   For example, please discuss whether these actions have an impact your ability to obtain additional financing in the future. Please tell us how you intend to comply.

Item 2. Properties, page 18

2.   Please revise future filings to disclose the average effective annual rent per square foot. Please tell us how you intend to comply.

3.   We note that you have provided specific disclosure regarding lease expirations for some but not all of the properties. Please revise future filings to include a schedule of lease expirations for the next ten years on an aggregate or portfolio basis. Please tell us how you intend to comply.

Item 4. Submission of Matters to a Vote of Security Holders, page 32

Executive Officers of the Registrant, page 32

4.   We note that Mr. Joseph Bonventre is a named executive officer. Please provide the disclosure required by Item 401 of Regulation S-K, or tell us why you believe this disclosure is not required. Please provide this disclosure in future filings and tell us how you intend to comply.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Overview, page 37

Impairment charges, page 39

5.   We note the impairment charges totaling $73.8 million which are recorded on your consolidated statements of operations as a component of discontinued operations. Regarding the $38.5 million portion of these impairments, please tell us the number of properties that were disposed of below carrying value, the carrying value of such assets, the composition of such assets (i.e., property type and location), and the facts and circumstances leading to such assets being designated as non-core or non-performing. In addition, please tell us whether any of these properties upon sale resulted in a gain on the sale of such properties.

Contractual Obligations, page 50

6.   We note that you have a significant amount of outstanding notes payable as of December 31, 2009. In future filings, please include disclosure regarding interest payments required on your notes payable or tell us why such disclosure is not necessary. Refer to footnote 46 of SEC Interpretive Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(8) Fair Value Measurements, page 71

7.   We note that as of December 31, 2009, you have $36,658 of impaired real estate assets valued on a non-recurring basis. Please tell us how you have met the disclosure requirements of FASB ASC 820-10-50-5, specifically related to the unobservable inputs utilized in valuing such assets and the change in such inputs resulting in the $99.6 million loss for the fiscal year ended December 31, 2009.

Schedule 14A – Definitive Proxy Statement

Compensation of Executive Officers, page 15

8.   Please refer to Release 33-8732A, Section II.B.1 (August 29, 2006). As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please tell us the reasons for the differences in the amounts of compensation awarded to the named executive officers. Please also confirm you will include this disclosure in future filings. For example, we note that you pay 70% for Mr. Bonventre's medical insurance premium and only 60% for your other named executive officers. We also note that you do not provide life insurance for Mr. Bonventre, but that you do provide this benefit to your other named executive officers. Please see Item 402(b)(2)(vii) of Regulation S-K.

9.   We note that you awarded restricted stock to your named executive officers. In future filings, please disclose all of the performance targets that must be met in order for the shares to vest. Please tell us how you intend to comply. Please refer to Item 402(b)(2)(iv) and (v) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney-Advisor, at 202.551.3585 or Sonia Barros, Special Counsel at 202.551.3655 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief